Filed Pursuant to Rule 424(b)(3)

Registration No. 333-139679

Prospectus

COMBIMATRIX CORPORATION

2,305,274 Shares of Common Stock

This prospectus covers the sale by us of up to 2,305,274 shares of our common stock to be issued upon the exercise of the following outstanding warrants:  warrants to purchase 159,648 shares of our common stock for $24.00 per share, issued September 2005; warrants to purchase 1,129,894 and 48,842 shares of our common stock for $8.70 and $10.88 per share, respectively, issued December 2006; and warrants to purchase 966,890 shares of our common stock for $5.50 per share, issued May 2007. If all of the warrants are exercised, we will receive proceeds of up to $19,510,926 before deducting expenses estimated at $92,500.

Our common stock is traded on the Nasdaq Global Market under the symbol “CBMX.”  On June 16, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $9.63 per share.

Our principal executive offices are located at 6500 Harbor Heights Parkway, Suite 303, Mukilteo, WA 98275.

These are speculative securities. Investing in these securities involves significant risks. In our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this prospectus, we identify and discuss several risk factors that you should consider before investing in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 17, 2008

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PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including the risk factors incorporated by reference into this prospectus. References to “we,” “us,” “our,” “CombiMatrix” or the “Company” mean CombiMatrix Corporation.

CombiMatrix Corporation

CombiMatrix Corporation is a biotechnology company that develops proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets. Among the technologies being developed by CombiMatrix is a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for deployment of arrays in the field of molecular diagnostics.

Our principal business office is located at 6500 Harbor Heights Parkway, Suite 303, Mukilteo, WA 98275, and our telephone number is (425) 493-2000.  Our website address is www.combimatrix.com.  Information contained in our website or any other website does not constitute part of this prospectus.

Offering Summary

This offering involves the sale by us of up to 2,305,274 shares of our common stock to be issued upon the exercise of the following outstanding warrants:  warrants to purchase 159,648 shares of our common stock for $24.00 per share, issued September 2005; warrants to purchase 1,129,894 and 48,842 shares of our common stock for $8.70 and $10.88 per share, respectively, issued December 2006; and warrants to purchase 966,890 shares of our common stock for $5.50 per share, issued May 2007.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties discussed in the section entitled “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this prospectus. You should carefully consider the risk factors before purchasing our securities. If one or more of the possibilities described as risks actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We may receive gross proceeds of up to $19,510,926, before deducting expenses estimated at $92,500, from the exercise of warrants and sale of the securities appearing on the cover page of this prospectus. We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, research and development, general and administrative expenses, and sales and marketing activities.

PLAN OF DISTRIBUTION

The securities on the cover page of this prospectus will be offered solely by us, and no underwriters are participating in this offering. For the holders of warrants to exercise the warrants, the shares issuable upon exercise must either be registered under the Securities Act of 1933, as amended, or exempt from registration.  The issuance of the common stock also must be registered with various state securities commissions or exempt from registration under the securities laws of the states where the warrant holders reside. We intend to maintain a current registration while the warrants are exercisable. The last set of warrants expires on May 3, 2012.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.  As of June 1, 2008, we had 6,031,277 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the rights of our common stock, preferred stock and other selected securities. For more detailed information, please see our certificate of incorporation and bylaws, both as amended (our “Certificate of Incorporation” and “Bylaws,” respectively).

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that our Board of Directors (the “Board”), in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock.

Preferred Stock

Our Board is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Warrants

As of the date of this prospectus, the following warrants remain outstanding:

•	warrants to purchase 159,648 shares of our common stock for $24.00 per share, issued September 2005, and that expire on September 21, 2010;
•	warrants to purchase 1,129,894 shares of our common stock for $8.70 per share, issued December 2006, and that expire on December 13, 2011;
•	warrants to purchase 48,842 shares of our common stock for $10.88 per share, issued December 2006, and that expire on December 13, 2011; and
•	warrants to purchase 966,890 shares of our common stock for $5.50 per share, issued May 2007, and that expire on May 3, 2012.

The number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event of stock dividends, recapitalizations, stock splits, reorganizations or the like. Further, the warrants contain net exercise provisions that enable holders to exercise the warrants on a cashless basis.

Authorized but Unissued Shares

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval, unless otherwise required by law or applicable stock exchange rules. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Removal of Directors.    Our Bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at a meeting called for that purpose. Although our Bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.

Special Meetings.    Our Bylaws provide that special meetings of stockholders can be called by the President, the Chairman or the Board at any time.

Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•                  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•                Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•                On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

EXPERTS

The consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2007 and incorporated into this prospectus by reference have been audited by Peterson Sullivan PLLC, an independent registered public accounting firm, to the extent and for the period set forth in their report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and are incorporated in this prospectus by reference in reliance upon such report given upon the authority of them as experts in auditing and accounting.

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered hereby will be passed on by Holland & Knight LLP, Portland, Oregon.

INFORMATION INCORPORATED BY REFERENCE

This prospectus is part of a registration statement on Form S-3. The SEC allows this filing to “incorporate by reference” information that the Company previously has filed with the SEC. This means the Company can disclose important information to you by referring you to other documents that it has filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that the Company files later will automatically update and may supersede this information. For further information about the Company and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference:

•                  Our annual report on Form 10-K filed on March 19, 2008;

•                  Our quarterly report on Form 10-Q filed on May 15, 2008;

•                  Our definitive proxy statement on Schedule 14A filed on April 25, 2008;

•                  Our current reports on Forms 8-K filed on February 13, 2008, March 6, 2008 and May 14, 2008 to the extent that each such current report was filed and not furnished;

•                  All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”) since the end of the fiscal year covered by the annual report referred to above; and

•                  The description of our common stock contained in Forms 8-A filed on June 6, 2007 and any amendments or reports filed for the purpose of updating such description.

All documents filed by the Company subsequent to those listed above with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address and number: CombiMatrix Corporation, Attention: Corporate Secretary, 6500 Harbour Heights Parkway, Suite 303, Mukilteo, WA 98275, telephone (425) 493-2000.  We will provide copies of all documents requested (not including exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act.  This prospectus does not contain all the information set forth in the registration statement because certain information has been incorporated into the registration statement by reference in accordance with the rules and regulations of the SEC.  Please review the documents incorporated by reference for a more complete description of the matters to which such documents relate.

We are subject to the informational reporting requirements of the Exchange Act.  In accordance with the Exchange Act, we file reports, proxy statements, and other information with the SEC.  You can inspect and copy these reports, proxy statements, and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  Our SEC filings are also available on the SEC’s web site.  The address of this site is http://www.sec.gov.

INDEMNIFICATION

Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.  Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•                  Any breach of their duty of loyalty to our company or our stockholders.

•                  Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•                  Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•                  Any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our Bylaws also provide that we shall advance expenses incurred by a director or officer before the final disposition of any action or proceeding upon receipt of an undertaking from or on behalf of that director or officer to repay the advance if it is ultimately determined that he or she is not entitled to be indemnified. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

OF SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling the Company pursuant to applicable state law, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.